Mail Stop 3561

								January 11, 2006

Mr. Steven M. Hershman, President
Loans4Less.com, Inc.
210 Avenue I, Suites E and F
Redondo Beach, California 90277

      Re: 	Loans4Less.com, Inc
		Amendment No. 3 to Offering Statement on
Form 1-A
		Filed December 22, 2005
      File No. 24-10109

Dear Mr. Hershman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I.  Notification

Item 5.  Unregistered Securities Issued or Sold Within One Year

1. We note your response to our previous comment four and we reissue
in part our previous comment.  We note the disclosure throughout this
item that "[t]he Company believes that the shares were issued to an
accredited investor with access to information about the Company
and
its financial condition."  It appears that the company would be in
a
position to make this determination whether or not the person was accredited or whether such person had access to information about the company including its financial condition. Please reconcile this disclosure with your supplemental response that "no formal attempt was made to determine sophistication" and provide a reasonable basis for the company`s belief.  We continue to note the lack of
disclosure
regarding the sophistication of the November 23, 2004 transaction.
Section 4(2) of the Securities Act has been interpreted to require investors to meet a sophistication test. See SEC v. Ralston Purina
Co., 364 U.S. 119 (1953).  In Ralston, the Supreme Court
determined
that a private offering is available to persons able to fend for themselves, which depends on the purchaser`s sophistication and ability to bear the economic risks of investment. Please describe whether the company made a determination as to sophistication for each investor. In light of the Ralston case, the sophistication requirement along with access to information about the company would appear to be applicable to the employees of the company that received
stock for services.  Please revise accordingly.  Furthermore, we note
your supplemental response that this issuance could be exempt pursuant to Rule 504 of Regulation D. At the time of the stock issuance, it appears your company was a blank check company, since the company was inactive until January 2005, when it acquired Union
Discount Mortgage.  In light of this, it would appear that Rule
504
was not available to the company. Lastly, in light of the inactive status of the company, please explain the services provided to the company, for which these investors received securities.

Part II.  Offering Circular

Risk Factors, page 2

General Risks of Investments, page 4

2. We note that the first risk factor and the third risk factor under this subsection appear to have duplicative disclosure. Please consider combining these two risk factors.

Dilution, page 7

3. Please revise the dilution per share to new investors at each offering amount. Several appear incorrect.

Plan of Distribution, page 11

4. We note the subscription agreement provides for arbitration of any disputes arising from the investment in this offering. Please explain how this complies with the requirements of Section 14 of the
Securities Act regarding waivers of compliance with the Securities Act or the rules and regulations of the Commission.




Management`s Discussion and Analysis, page 21

Financial Condition, page 22

5. We note the statement that the "Company closed 240 loans in the nine months ending September 30, 2005." Please compare this amount to the amount of loans closed during the same nine months in the fiscal years 2003 and 2004 or update to state the amount of loans closed through the end of 2005. Also include similar disclosure in the subsection "Nine Months Ended September 30, 2005 Compared to September 30, 2004."

6. Please include in the results of operations, a comparison of expenses, including a comparison of any line items of expenses that have materially changed. Discuss the reason(s) for the changes.

7. Include a discussion of the net loss in the most recent financial period. Discuss the likelihood of net losses in the future.
Consider adding a risk factor.

Employment and Agent Agreements, page 29

8. We reissue prior comment 32. Please disclose the material terms of each agreement. This would include the amount to be paid to each individual pursuant to the agreement, including any provisions for bonuses.

Financial Statements

9. In our prior comment 35, we asked you to provide us with a schedule of changes in the financial statements supplementally. We note you have included trial balances in amendment 3 of the Form 1-A, after page 35. These trial balances contain numerous symbols and notations that are not explained, as well as comments that may be confusing to an investor. Please remove these trial balances and consider expanding MD&A to clearly discuss any information you consider material.

* * * * *

      As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We will consider a written request for qualification of the offering statement as a confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant the qualification.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification.
Please provide this request at least two business days in advance of the qualification date.

      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at
(202)
551-3357.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	Lee W. Cassidy, Esq.
	Fax (202) 745-1920
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Steven M. Hershman
Loans4Less.com Inc.
January 11, 2006
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